File No. 70-

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                            Form U-1

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ________________________________

                 Arkansas Power & Light Company
                     425 West Capitol Avenue
                  Little Rock, Arkansas  72201

       (Name of company filing this statement and address
                 of principal executive offices)
                ________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
                 ______________________________

                      William J. Regan, Jr.
                   Vice President and Treasurer
                 Arkansas Power & Light Company
                     425 West Capitol Avenue
                  Little Rock, Arkansas  72201

            (Name and address of agent for service)
                 ______________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.             John T. Hood, Esq.
Entergy Services, Inc.               Reid & Priest LLP
639 Loyola Avenue                    40 West 57th Street
New Orleans, Louisiana  70113        New York, New York  10019

Item 1.  Description of Proposed Transaction.

          Arkansas Power & Light Company ("AP&L") is hereby requesting authorization to purchase 68 shares of common stock of The Arklahoma Corporation, an Arkansas corporation ("Arklahoma"), from Oklahoma Gas and Electric Company ("OG&E") for an aggregate purchase price of approximately $47,328.

          By order dated November 28, 1947 (HCAR No. 7869), the Commission authorized the acquisition by AP&L, OG&E and Southwestern Electric Power Company (formerly Southwestern Gas and Electric Company) ("SWEPCO"), respectively, of 170, 170 and 160 shares of common stock of Arklahoma. Arklahoma was formed jointly by AP&L, OG&E and SWEPCO and currently owns certain facilities consisting of a 161 KV transmission line extending for 166 miles from Lake Catherine, Arkansas to Boudinot Tap, near Tahlequah, Oklahoma, the Lake Catherine substation at a terminus of said transmission line and certain property incidental thereto.

          Such facilities are jointly leased to AP&L, OG&E and SWEPCO pursuant to an Agreement and Indenture, dated as of December 9, 1947, as extended by an Extension of Agreement and Indenture, dated September 6, 1977 (collectively, the "Lease") and are jointly operated by AP&L, OG&E and SWEPCO pursuant to an Operating Agreement, dated December 9, 1947 ("Operating Agreement"). In accordance with the terms of the Operating Agreement, (a) each party is entitled to use up to but not in excess of one-third of the capacity of such facilities without payment to the other parties, and (b) all advances, costs and other charges incurred under the Lease are borne equally by the parties.

          OG&E has represented to AP&L that, in order to facilitate the formation by OG&E of a holding company system exempt from the registration requirements of the Public Utility Holding Company Act of 1935, as amended (the "Act"), OG&E desires to reduce its percentage ownership of Arklahoma common stock to less than 5% by selling 68 shares to AP&L and 78 shares to SWEPCO. OG&E believes that once its ownership interest is so reduced, Arklahoma would not be deemed an "affiliate" of OG&E for purposes of the Act.

          Upon completion of the aforementioned stock sale transactions, AP&L's ownership of Arklahoma common stock would increase from 34% to 47.6%, SWEPCO's ownership would increase from 32% to 47.6% and OG&E's ownership would be reduced from 34% to 4.8%. The sale of the shares will not affect the rights and obligations of the parties under the Lease and the Operating Agreement. Although each party has an option to purchase the facilities and terminate the Lease, AP&L has no current intention to do so and knows of no current intention on the part of either OG&E or SWEPCO to do so.

          The purchase price for the shares will be based on the book value of Arklahoma common stock immediately prior to the proposed sale. It is estimated that the book value of Arklahoma common stock immediately prior to the sale will be approximately $348,000 (or $696 per share), resulting in a purchase price of approximately $47,328 for the 68 shares to be acquired by AP&L.


Item 2.   Fees, Commissions and Expenses.

          AP&L does not expect to incur any fees, commissions or expenses as a result of the transactions described herein since OG&E has agreed to reimburse AP&L for all fees and expenses of AP&L, including all filing fees, legal fees and expenses of Entergy Services, Inc.


Item 3.   Applicable Statutory Provisions.

          AP&L believes that its proposed acquisition of the Shares is subject to Sections 9(a) and 10 of the Act.


Item 4.   Regulatory Approval.

          In addition to this Commission, the Arkansas Public
Service Commission ("APSC") has jurisdiction over the transactions proposed herein. A copy of AP&L's Application to the APSC seeking authorization to acquire the Shares is filed herewith as Exhibit D-1.


Item 5.   Procedure.

          AP&L hereby requests that the Commission's order authorizing AP&L to acquire the Shares be issued at the earliest possible time.

          AP&L hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.   Exhibits and Financial Statements.

          (a)  Exhibits:

           B        Form of Stock Purchase Agreement.

           D-1      Application to the APSC.

          *D-2      Order of the APSC.

           F        Opinion of Counsel.

           H Suggested form of notice of proposed transactions for publication in the Federal Register.

__________________
*  To be filed by amendment


          (b)  Financial Statements:

          The transactions proposed herein involve an expenditure by AP&L of approximately $47,328 and will not have a material effect on AP&L's financial position. Therefore, no financial statements are filed herewith.


Item 7.   Information as to Environmental Effects.

          (a) The transactions proposed herein involve the acquisition by AP&L of stock. The proposed transactions will not constitute a major federal action having a significant impact on the human environment.

          (b)  No.

                           SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this application-declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                              ARKANSAS POWER & LIGHT COMPANY



                              By:     /s/ William J. Regan, Jr.
                                        William J. Regan, Jr.
                                   Vice President and Treasurer




Dated: December 15, 1995